TSX: POM, AMEX: PLM
1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-10

POLYMET ACCEPTS US$41.25 MILLION EQUITY SUBSCRIPTIONS AT US$2.75

Vancouver, British Columbia, April 3, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) ("PolyMet") is pleased to announce that is has received subscriptions for a private placement financing of 15 million units, at US$2.75 per unit, each unit comprising one common share plus one-half of one warrant, with each full warrant exercisable into one common share at US$4.00 at any time within eighteen months from closing, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. Closing is subject to regulatory approval.

The proceeds will be used to complete a procurement effort directed at securing timeslots for long lead time equipment and materials as well as to substantially complete detailed engineering prior to the availability of senior construction finance. This will enable the construction phase to start immediately upon obtaining senior debt financing, which is expected to be available upon receipt of operating permits, which PolyMet anticipates early in the fourth quarter of 2007.

The private placement, undertaken primarily with existing non-insider shareholders, is non-brokered. PolyMet has agreed to pay finders' fees totaling US$1.5 million. These fees are being paid to parties who have facilitated the financing.

With anticipated financial support from offtake parties and the collateral value of the Erie Plant, PolyMet expects that it will be able to finance the construction of its 100%-owned NorthMet project with debt and will need no additional equity financing. The NorthMet project is comprised of a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

PolyMet's President and CEO William Murray stated, "This is an important part of our financing to production. The funds will enable us to maintain the momentum of on-going work which is expected to be completed prior to receipt of operating permits. This work program anticipates maintaining our fast track for initial metal production before the end of 2008."

"The Board of PolyMet is always concerned about dilution of our shareholders. The optimal pre-permitting work program and thus the size and timing of this financing have been carefully considered in order to maximize the value to the shareholders. We are confident that we will require no additional equity as part of the construction debt financing package for the NorthMet project. Separately, we are particularly encouraged by the fact that demand for the private placement far exceeded the 15 million units to be issued.

As a result of this financing, PolyMet will have 136,378,876 common shares issued and outstanding, 9,230,000 share purchase warrants exercisable at US$4.00 and 11,040,000 long term incentive stock options exercisable at an average price of US$1.95.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

	Per:	"William Murray"
William Murray, President
For further information, please contact:
William Murray		Douglas Newby
President and CEO		Chief Financial Officer
+1 (604) 669-4701		+1 (646) 879-5970
wmurray@polymetmining.com		dnewby@polymetmining.com

Media and Government Contact:		Investor Contact:
Warren Hudelson		Alex Macdougall
Executive Vice President		Macdougall Consultants Ltd.
+1 (218) 245-3634		+1 (519) 887-6625
whudelson@polymetmining.com		amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future.  Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.